Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS AUGUST SALES

HOUSTON, TX, September 3, 2009 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week August period ended August 29, 2009 decreased 7.4% to $111 million from $120 million in the prior year four week period ended August 30, 2008. Comparable store sales decreased 9.5% this year versus a decrease of 8.3% last year.

Cosmetics, which achieved a comparable store sales increase during August, continued as the Company's best performing merchandise category. Intimates, juniors, men's, misses sportswear, petites and plus sizes performed better than the Company average. The Southeast was the Company's best performing region, while the Northeast was its weakest.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2009	2008	2009	2008
1st Quarter	(9.0)%	(5.4)%	$333	$353
2nd Quarter	(10.7)	(1.4)	342	373
August	(9.5)	(8.3)	111	120
Year-To-Date (7 Mos)	(9.8)	(4.1)	786	846

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Store Activity

The Company opened nine stores and closed one store in August. Goody's stores were opened in Dayton, Kimball and Rogersville, TN; Maysville, Murray and Shelbyville, KY; Martinsville, IN and Lincoln, IL. A Stage store was opened in Batesville, AR, and a Stage store was closed in Rogers, AR. The Company expects to open an additional eight new stores during the next three months, six of which will be opened under the Goody's name.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 751 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new stores that the Company expects to open in the next three months. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2009, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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